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                                  @ROAD, INC.
                             47200 Bayside Parkway
                               Fremont, Ca  94538

                                 June 26, 2000

BY EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
Attention:  Johanna V. Losert
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

     At Road, Inc.
     Registration Statement on Form S-1, SEC File No. 333- 33282
     -----------------------------------------------------------


Dear Ms. Losert:

     On behalf of At Road, Inc. (the "Company"), this letter is filed pursuant
                                      -------
to Rule 477 under the Securities Act of 1933, with respect to the Registration Statement on Form S-1, SEC File No. 333-33282 which was initially filed on March 24, 2000, and amended on May 1, 2000 (the "Registration Statement").
                                                 ----------------------

     In light of current market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.

                                        Sincerely,

                                        AT ROAD, INC.


                                        By:  /s/  KRISH PANU
                                           ----------------------------------
                                           Krish Panu
                                           President and Chief Executive Officer